SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

LADISH COMPANY INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

505754200 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d –1 (b)

☐ Rule 13d –1 (c)

☐ Rule 13d –1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No 505754200	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 832,518 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 849,318

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,318
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%
12	TYPE OF REPORTING PERSON* HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 505754200	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Fleet National Bank 04-2472499
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 110,730 6 SHARED VOTING POWER 721,788 7 SOLE DISPOSITIVE POWER 118,630 8 SHARED DISPOSITIVE POWER 730,688

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,318
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%
12	TYPE OF REPORTING PERSON* BK

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 505754200	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Group, Inc. 01-0547933
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 721,788 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 726,588

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,588
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 505754200	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Advisors, Inc 01-0547933
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 721,788 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 726,588 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,588
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).		Name of Issuer:

Ladish Company Inc.

Item 1	(b).		Address of Issuer’s Principal Executive Offices:

5481 South Packard Ave. Cudahy, WI 53110

Item 2	(a).		Name of Person Filing:

Bank of America Corporation Fleet National Bank Columbia Management Group, Inc. Columbia Management Advisors, Inc.

Item 2	(b).		Address of Principal Business Office or, if None, Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255

Item 2	(c).		Citizenship:

		Bank of America Corporation Fleet National Bank Columbia Management Group, Inc. Columbia Management Advisors, Inc.	Delaware United States Delaware Oregon

Item 2	(d).		Title of Class of Securities:

Common Stock

Item 2	(e).		CUSIP Number:

505754200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)		☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)		☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)		☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)		☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)		☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)		☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)		☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)		☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)		☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)		☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

With respect to Subsidiary Identification and Classification, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

Bank of America Corporation
Fleet National Bank

By:	/s/ Charles F Bowman
Charles F Bowman
Senior Vice President

Columbia Management Group, Inc.
Columbia Management Advisors, Inc.

By:	/s/ Keith Banks
Keith Banks
President